August 17, 2007

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention:	Jay Webb
Reviewing Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E., Mail Stop 6010
Washington, D.C. 20549

RE:	Exactech, Inc.
Form 10-K for the year ended December 31, 2006
Filed March 16, 2007
Form 10-Q for the period ended March 31, 2007
Commission File No. 0-28240

Ladies and Gentlemen:

Set forth below are the responses of Exactech, Inc. (“Exactech”), a Florida corporation (the “Company”), to the Staff’s comments provided in the letter dated July 31, 2007 (the “Comment Letter”) with respect to the Form 10-K for the year ended December 31, 2006 (the “Form 10-K”) and the Form 10-Q for the period ended March 31, 2007 (the “Form 10-Q”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Form 10-K and Forms 10-Q. Responses to these comments are set forth in this letter. In responding to the Staff’s comments in the Comment Letter, we have, for convenience, referred to the headings and numbers used in the Comment Letter. We have also attached to this letter as Exhibit A, the statement that the Commission has requested from the Company.

Form 10-K for the year ended December 31, 2006

Item 6. Selected Financial Data page 19

1.	We refer to the restatement of certain balance sheet items in 2005. Please tell us your consideration of the need to change the 2004, 2003 and 2002 classifications of inventory and deferred taxes from current to non-current.

Response:

The Company supplementally advises the Staff that at the time of our restatement, we analyzed the balances of total inventory as of the end of 2004, 2003 and 2002 for the need to reclassify a portion of inventory and deferred taxes from current to

Securities and Exchange Commission

August 17, 2007

non-current. Based on this analysis, we confirmed our expectations that the inventory on our balance sheet for each of these periods was expected to be sold within the next twelve month period, and inventory did indeed turnover more than one time during 2004, 2003, and 2002. Accordingly the inventory should remain entirely as a current asset. As a result, there was no effect on deferred taxes.

During the first half of 2005, we experienced delivery delays from our third party supply partners resulting in delays in processing and delivery of orders to customers as well as delays in new product rollouts. To manage our risk of lack of product availability, we significantly increased our safety stock inventory levels during the second quarter of 2005, thus creating inventory levels that were not completely sellable within twelve months. During our preparation of year end financials for 2006, we realized that the 2005 year end inventory levels were greater than twelve months of inventory and therefore a component of that inventory should have been classified as non-current.

Consolidated Balance Sheet p. 34

2.	Please refer to the restatement as presented in your consolidated balance sheet and notes to the financial statements. We note the following:

•

Total Current Assets, Total Other Assets, Total Assets, Total Long-Term Liabilities and Total Liabilities all changed in your currently filed 2005 balance sheet. However, the fact that all these line items were restated it not specifically disclosed on the face of your balance sheet.

•

Due to the parenthetical label indicating restatement on the balance sheet, it is not initially clear that only 2005 balance sheet amounts are being restated. We would expect to see the respective column heading labeled restated if only one year is affected.

•

We note that the description of the restatement is found in the last part of your accounting policies disclosures for inventory in Note 2 on page 39. We would expect to see more significant disclosure describing your restatement explaining and presenting a clear path from the previously reported balance to the restated balance for all line items affected. Also, please tell us more about how you determined your previously disclosed classifications of inventory and deferred taxes at December 31, 2005 were not correct and why you believe they are correct at December 31, 2005 and 2006. Finally, clarify why 2005 Total Assets were impacted by the referenced inventory and deferred tax reclassifications.

Please tell us why you believe the restatement and related disclosures are in accordance with FAS 154, paragraph 26 of APB 9 and any other applicable authoritative accounting and auditing literature. We may have other comments after reviewing your response.

Response:

The Company supplementally advises the Staff that in response to your comments in the first two bullet points, we agree that labeling the line items that were restated would have made it more clear to the reader, indicating that only certain line items for certain periods were restated, and would have more readily directed the reader to Note 2 for further disclosure on the restatement. We believed that additionally labeling the column as restated was unnecessary since only two periods were presented and the current period was previously unpublished, and as such, would not be subject to restatement; however, we take the Staff’s point that such labeling would have provided additional clarity.

Securities and Exchange Commission

August 17, 2007

During 2006, we evaluated our classification of inventory in accordance with provisions of ARB 43, paragraph 4, to match costs to revenues in future periods, both current and non-current. For prior periods, we have assessed that all of our inventory would be sellable within a twelve month period, and all of our raw materials and work in process could be completely processed into finished goods and distributable within the current period. As we evaluated our inventory levels at the end of 2006 we implemented a procedure of analyzing our inventory balance based on our ability to turn inventory within a twelve month period. In conducting this analysis, we utilized historical as well as projected sales in determining the value of inventory expected to be sold during the following twelve month period. When we applied this same analysis to 2005 ending balances, we determined the need for restatement due to the material amount of $19.0 million in inventory that would be classified as non-current.

Our restatement of deferred tax assets is a result of the reclassification of inventory to non-current. We have a deferred tax asset for slow moving inventory, which was classified as a current deferred tax asset due to all inventory being classified as current. Because the deferred tax asset was associated with our slow moving inventory, which would be included in the non-current inventory, we reclassified the deferred tax asset to long-term when the related inventory was reclassified to non-current. Total Assets changed because our current deferred taxes netted as an asset and our non-current deferred taxes netted as a liability. The reclassification of the slow moving inventory deferred tax asset to non-current moved the effect of the deferred tax amount from assets to liabilities.

We believe our restatement and disclosures are in accordance with FAS 154. Per paragraph 25, we adjusted the balance sheet for 2005 to reflect the corrected balance. Because of the nature of the restatement, there was no effect on retained earnings or any other period presented. Per Paragraph 26, we believed we addressed the requirement to disclose the effect on the financial statement line items in Note 2, where we state the reduction of each of the four balance sheet line items effected (current inventory, current deferred tax assets, non-current inventory, and long-term deferred tax liabilities). There was no effect on per share amounts or on equity at the beginning of 2005. We acknowledge that a different presentation, perhaps in tabular format, would have made it clearer to the reader the effects of the restatement.

Note 2 Summary of Significant Accounting Policies, page 38

Revenue Recognition, page 40

3.	Please tell us more about the nature of your sales transactions with international distributors, including how your revenue recognition therefore complies with GAAP. Specifically tell us why it is appropriate to recognize revenue from such distributors upon shipment rather than upon notification that a product or service has been implanted in a patient customer. We may have other comments after reviewing your response.

Securities and Exchange Commission

August 17, 2007

Response:

The Company supplementally advises the Staff that internationally we sell our product directly to our independent, third party distributors. These independent, third party distributors, in turn market and sell the products to hospitals and surgical facilities within their territory for implantation during surgical procedures. In the course of conducting their business operations, our international distributors assume title to the products, as well as the associated risk and rewards of ownership of the inventory. Prices for international sales to distributors are fixed. The distributors bill and receive payment for the inventory sold by them to the surgical facilities in their territory and are therefore subject to the risk of loss associated with the inventory purchased from Exactech, Inc. as well as the risk of loss of collection of accounts receivable from their customers.

In determining our criteria for recognizing revenue, we utilize Financial Accounting Standards Board (FASB) Statement of Financial Accounting Concepts No. 5, Recognition and Measurement in Financial Statements of Business Enterprises (SFAC 5) and Staff Accounting Bulletin No. 104 (SAB 104). Pursuant to SFAC 5 Paragraph 83, recognition of revenue is considered to occur when it is realized or realizable and when the revenue is earned. We utilized SAB 104 and the criteria the Staff considers to determine when revenue is generally be realized or realizable as follows:

•

Persuasive evidence of an arrangement exists – the distributor enters into a sales contract by way of a sales order, under the same contract terms as any independent third party customer, without reference to their future disposition of the product;

•

Delivery has occurred or services have been rendered – service and delivery has occurred at the time of shipment per the terms of the sales contract, as that is the time when the title, risk and rewards of ownership pass to the third party distributor;

•	The seller’s price to the buyer is fixed or determinable – prices for international sales to distributors are fixed with no incentives or contingent discounts offered; and

•

Collectibility is reasonably assured – the payment obligation is due from the distributor at the time of shipment per the sales contract terms with no contractual rights of return granted or post shipment obligations with the risk of loss shifting to the distributor. Based on historical data we reasonably expect to collect from our international distributors. However, we do maintain an appropriate provision for uncollectible accounts.

We also referenced guidance in Staff Accounting Bulletin 101, Topic 13.A.2 (Topic 13A2), which states that for a sale to be considered a consignment, one or more of four characteristics would be present in the arrangement. In review of Topic 13A2 we believe that none of the characteristics are present in our independent third party distributor agreements, as discussed in the following points:

•	The buyer has no right to return the product and is obligated to pay for the product upon shipment with no requirement for future performance;

Securities and Exchange Commission

August 17, 2007

•	Once the product is shipped we have no obligation to repurchase the product and the price of the product is fixed and not adjustable;

•

The transaction does not pertain to the guidance under EITF Issue No. 95-1, Revenue Recognition on Sales with a Guaranteed Minimum Resale Value, as we do not guarantee any proceeds to be received by the distributor for their subsequent resale of the product; and

•	Delivery of our product to the distributor is not for demonstration purposes.

If you have any questions, please do not hesitate to call me at (352) 377-1140.

Sincerely,

/s/ Joel C. Phillips
Joel C. Phillips
Chief Financial Officer

Cc:	Angela Crane, Branch Chief

Dennis Hult, Staff Accountant

Securities and Exchange Commission

August 17, 2007

EXHIBIT A

I, Joel C. Phillips, Chief Financial Officer of Exactech, Inc. do hereby acknowledge, on behalf of the Company, that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: August 17, 2007	/s/ Joel C. Phillips
Joel C. Phillips
Chief Financial Officer